Bohai Pharmaceuticals Group, Inc.

c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.

No. 7 Tianzheng Road, Laishan District

Yantai, Shandong Province, China 264003

November 25, 2014

VIA EMAIL AND COURIER

Jim B. Rosenberg – Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Bohai Pharmaceuticals Group, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014 Filed October 14, 2014

File No. 000-53401

Dear Mr. Rosenberg:

Bohai Pharmaceuticals Group, Inc. (the “Company”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 28, 2014, regarding the Company’s Form 10-K for the Fiscal Year ended June 30, 2014 (the “Form 10-K”) filed on October 14, 2014. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

1.        Refer to Marcum Bernstein & Pinchuk LLP’s September 27, 2013 unexecuted audit report. Please amend your filing to include an executed report issued by a firm that is registered with the PCAOB attesting to its audit of your June 30, 2013 financial statements. In the meantime, amend your filing immediately:

•	To remove Marcum Bernstein & Pinchuk LLP’s unexecuted audit report; and
•	To label the financial statements for the fiscal year ended June 30, 2013 as unaudited.

We have revised the disclosures in Amendment No. 2 to the Form 10-K in connection with the Staff’s comments.

2.        Please tell us how and when you intend to address the above comment.

The Company respectfully advises the Staff that it intends to work with its current auditor, Parker Randall CF (H.K.) CPA Limited, which is registered with the PCAOB, to audit the Company’s June 30, 2013 financial statements as soon as practicable, though no definitive timeline is currently available.

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3.        You disclose that Marcum Bernstein & Pinchuk LLP has refused to reissue their audit report due to a disagreement related to outstanding service fees. You indicated, however, in your Item 4.01 Form 8-K originally filed September 19, 2014 and subsequently amended October 1, 2014 and October 7, 2014 that the disagreement related to your refusal to grant access to on line banking accounts. Please explain this apparent discrepancy to us.

The Company respectfully advises the Staff that the dispute regarding amount of outstanding services fee arose after the filing of the Item 4.01 Form 8-K. The Company believes such dispute contributed to Marcum’s refusal to re-issue their audit report for June 30, 2013, considering the fact that the disagreement described in the Form 8-K occurred only during the audit of the June 30, 2014 financial statements. The Company has provided disclosures in the explanatory note to the Amendment No. 2 to the Form 10-K in connection with the Staff’s comments.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions or comments, please contact our legal counsel, Lawrence A. Rosenbloom, Esq. or Ying Li, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Hongwei Qu
Hongwei Qu
Chief Executive Officer
Bohai Pharmaceuticals Group, Inc.

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